SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 1)

UCI MEDICAL AFFILIATES, INC.

(Name of Subject Company)

BLUECHOICE HEALTHPLAN OF SOUTH

CAROLINA, INC.

A Wholly Owned Subsidiary of

BLUE CROSS AND BLUE SHIELD OF

SOUTH CAROLINA

(Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

902633106

(CUSIP Number of Class of Securities)

Blue Cross and Blue Shield of South Carolina

Mail Code AA270

I-20 at Alpine Road

Columbia, South Carolina 29219

(803) 788-0222

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Randolph A. Moore III

David E. Brown, Jr.

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

Tel: (404) 881-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,904,559.00	$2,427.02

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase by BlueChoice HealthPlan of South Carolina, Inc., a South Carolina corporation (the “Purchaser”) and a wholly owned subsidiary of Blue Cross and Blue Shield of South Carolina (“Parent”), a mutual insurance company organized under the laws of South Carolina and an independent licensee of the Blue Cross and Blue Shield Association, of all outstanding shares of common stock, par value $0.05 per share (the “Shares”) of UCI Medical Affiliates, Inc. (the “Company”) not beneficially owned by Parent and its subsidiaries (collectively, but excluding the Company, the “Purchaser Group”), at a purchase price of $6.50 per Share, net to the seller in cash, without interest thereon and less applicable withholding taxes. According to the Company’s most recent Quarterly Report on Form 10-Q for the quarter ended December 31, 2010, filed with the SEC on February 14, 2011 and Form 4s filed with the SEC on March 23, 2011, 9,942,105 Shares were outstanding as of March 23, 2011, of which 6,726,019 Shares are held by the Purchaser Group. Accordingly, this calculation assumes the purchase of 3,216,086 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,427.02

Form or Registration No.: Schedule TO-T

Filing Party: BlueChoice HealthPlan of South Carolina, Inc.

Date Filed: March 31, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

COMBINED SCHEDULE TO

AND

AMENDMENT NO. 12 TO SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO (the “Schedule TO”) with the SEC on March 31, 2011 by BlueChoice HealthPlan of South Carolina, Inc., a South Carolina corporation (the “Purchaser”) and a wholly owned subsidiary of Blue Cross and Blue Shield of South Carolina (“Parent”), a mutual insurance company organized under the laws of South Carolina and an independent licensee of the Blue Cross and Blue Shield Association. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.05 per share (the “Shares”), of UCI Medical Affiliates, Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (collectively, but excluding the Company, the “Purchaser Group”) at $6.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, which together, with any amendments or supplements thereto, collectively constitute the “Offer.”

The information set forth in the Offer, including all schedules thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

As permitted by General Instruction G to Schedule TO, this Amendment No. 1 is also an amendment to the previous joint statement on Schedule 13D filed on March 31, 2011 by the Purchaser and Parent.

1	NAME OF REPORTING PERSONS Blue Cross and Blue Shield of South Carolina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,726,019
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,726,019
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,726,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IC, HC and CO

*	Based on 9,942,105 shares of Common Stock outstanding as of March 23, 2011 according to (i) the Issuer’s Form 10-Q filed with the SEC on February 14, 2011, and (ii) the Form 4s filed with the SEC on March 23, 2011 for the Issuer’s chief executive officer, Dr. Michael D. Stout and chief financial officer, Joseph A. Boyle.

1	NAME OF REPORTING PERSONS BlueChoice HealthPlan of South Carolina, Inc. (formerly Companion HealthCare Corporation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,107,838
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,107,838
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,107,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO and IC

*	Based on 9,942,105 shares of Common Stock outstanding as of March 23, 2011 according to (i) the Issuer’s Form 10-Q filed with the SEC on February 14, 2011, and (ii) the Form 4s filed with the SEC on March 23, 2011 for the Issuer’s chief executive officer, Dr. Michael D. Stout and chief financial officer, Joseph A. Boyle.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase, are hereby amended as follows:

(1)	The Offer to Purchase is hereby amended by:

a.	On Page ii, deleting the second full paragraph in its entirety and replacing it with the following paragraph: “The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. state in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such state.”

b.	On Page iv, deleting the first full paragraph in its entirety and replacing it with the following paragraph: “None of Parent, the Purchaser, the Information Agent or the Depositary has independently verified the accuracy or completeness of the information concerning UCI Medical Affiliates, Inc. provided by UCI Medical Affiliates, Inc. or contained in the periodic reports, documents and records referred to herein and has not verified any failure by UCI Medical Affiliates, Inc. to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.”

c.	On Page 16, deleting the first sentence of the second paragraph set forth under the section entitled “Special Factors – Section 5 – Dissenters’ Appraisal Rights” and replacing it with the following sentence: “For a more complete statement of the law pertaining to appraisal rights under Delaware law, you should review Section 262 of the Delaware General Corporation Law, the full text of which is set forth in Schedule C hereto.”

d.	On Page 32, deleting clauses (B)(i)(b), (B)(i)(C) and (B)(iii) in their entirety, as set forth under the section entitled “The Offer – Section 12 – Conditions to the Offer,” and replacing them with the following clauses, respectively:

(B)(i)(b): “seeking to, or which in our reasonable judgment is likely to, restrain or prohibit in any material respect the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or a material portion of our business or assets or that of the Company or any of our or the Company’s respective subsidiaries or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or a material portion of our business or assets or that of the Company or any of our or the Company’s respective subsidiaries”;

(B)(i)(c): “seeking to, or which in our reasonable judgment is likely to, impose or confirm material limitations on our ability or that of any of our subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares including, without limitation, the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to the Company’s stockholders”;

(B)(iii): “in our reasonable judgment, there shall have occurred and be continuing a Company Material Adverse Effect (as defined below);”

e.	On Page 33, deleting the first sentence of the last paragraph set forth under the section entitled “The Offer – Section 12 – Conditions to the Offer” and replacing it with the following sentence: “The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser, in its reasonable judgment, regardless of the circumstances giving rise to any such condition, at any time prior to the expiration of the Offer (and thereafter in relation to any conditions to the Offer dependent upon the receipt of governmental or regulatory approvals).”

f.

On Page 35, deleting the first full paragraph in its entirety set forth under the section entitled “The Offer – Section 15 – Miscellaneous,” and replacing it with the following paragraph: “The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S.

state in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such state. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid U.S. state statute. If we become aware of any valid U.S. state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that statute. If, after a good faith effort, we cannot comply with such U.S. state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, holders of Shares in the relevant U.S. state.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2011

BLUECHOICE HEALTHPLAN OF SOUTH CAROLINA, INC.

By:	/s/ Duncan S. McIntosh
Name:	Duncan S. McIntosh
Title:	Corporate Secretary

BLUE CROSS AND BLUE SHIELD OF SOUTH CAROLINA

By:	/s/ Judith M. Davis
Name:	Judith M. Davis
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary